UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

EXPLANATORY NOTE

On October 24, 2025, Bitfarms Ltd. (“Bitfarms” or the “Company”) closed the additional draw of $50 million (the “Closing”) pursuant to the previously-announced Amendment No. 1 to the Loan and Security Agreement (the “Amendment”) with Macquarie Equipment Capital, Inc., a division of Macquarie Group’s Commodities and Global Markets’ business (“Macquarie”) and certain subsidiaries of the Company and lenders of the Company named therein. In connection with the Closing and pursuant to the terms of the Amendment, the Company issued to Macquarie warrants (the “warrants”) exercisable into 2,197,127 common shares of Bitfarms (the “common shares”) at a strike price of $5.69 per common share, representing a premium of 25% over the trailing five-day volume weighted average price prior to the date of Closing. The warrants expire on October 24, 2030.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: October 24, 2025

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